July 21, 2010

Mr. Patrick Gilmore

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

RE:	File No. 000-13200

Dear Mr. Gilmore:

I am in receipt of the comment letter from the Securities and Exchange Commission (the “Commission”) dated July 15, 2010, addressed to Albert W. Ondis, CEO of Astro-Med Inc. (the “Company”), relative to the Company’s Annual Report on Form 10-K for Fiscal Year ended January 31, 2010; Quarterly Report on Form 10-Q for the Quarter ended May 1, 2010; and Form 8-K filed March 16, 2010. The Commission has asked that the Company respond to the Commission’s comments included in this correspondence within 10 business days or to advise the Commission when the Company will provide a response.

We are most willing to respond to your comments; however we seek to delay our submission until August 31, 2010. At present, the Company’s finance function is facilitating the preparation of Astro-Med’s Three Year Strategic Plan (FY 2012 – FY 2014). This activity and its related publication will be presented for approval to the Company’s Board of Directors during the first weeks of August. Also, at this time, the finance organization is engaged in managing the financial close process of the Company’s fiscal Second Quarter ended July 31, 2010. This additional time will enable the Company to consult with the appropriate individuals in order to fully and adequately respond to the Commission’s comments.

We certainly hope you will view our request favorably and approve the revised timetable. If you have any questions regarding the above, please contact me at (401)-828-4000 X 249.

Sincerely,

/s/ Joseph P. O’Connell

Joseph P. O’Connell

Sr. Vice President & CFO

Astro-Med, Inc.